UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Synchronoss Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.0001 par value

(Title of Class of Securities)

87157B103

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,826,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,826,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,826,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on (i) 44,150,959 shares of common stock, par value $0.0001 (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Issuer”) outstanding as of May 6, 2021, as reported by the Issuer in its Current Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2021. (the “10-Q”) plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported in a prospectus supplement and prospectus filed with the SEC under 424B5 on June 29, 2021 (the “Prospectus”).

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,288,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,288,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,288,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON IA

*	Percent of class is calculated based on (i) 44,150,959 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as reported by the Issuer in the 10-Q plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported on the Prospectus.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,288,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,288,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,288,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 44,150,959 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as reported by the Issuer in the 10-Q plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported on the Prospectus.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,288,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,288,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,288,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on (i) 44,150,959 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as reported by the Issuer in the 10-Q plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported on the Prospectus.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,538,462
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,538,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,538,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%*
14	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on (i) 44,150,959 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as reported by the Issuer in the 10-Q plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported on the Prospectus.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,826,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,826,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,826,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on (i) 44,150,959 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as reported by the Issuer in the 10-Q plus (ii) 38,461,538 shares of Common Stock issued in an offering as reported on the Prospectus.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synchronoss Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Crossing Blvd., Bridgewater, NJ 08807.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(3)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(4)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(5)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(6)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

(1)	The aggregate purchase price of the 2,288,076 shares of Common Stock beneficially owned by BRPLP was approximately $5,949,000. The source of funds for acquiring the securities described herein that are directly owned by BRPLP was the working capital of BRPLP.

(2)	The aggregate purchase price of the 11,538,462 shares of Common Stock beneficially owned by BRS was approximately $30,000,000. The source of funds for acquiring the securities described herein that are directly owned by BRS was the working capital of BRS.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Private Placement

In connection with the Common Stock Purchase, on June 30, 2021, BRPI purchased $75.0 million of the Issuer’s Series B Preferred Stock.

Investor Rights Agreement

On June 30, 2021, BRF and BRPI entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer. Under the Investor Rights Agreement, the Issuer agreed to appoint at its annual meeting one director to the Board nominated by BRF. Pursuant to the Investor Rights agreement, BRF will retain its right to nominate directors to serve on the Board so long as BRF and its affiliates continue to meet certain quantitative thresholds with regard to the amount of Common Stock they beneficially own.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) – (b)

1.	As of the date hereof, (i) BRPLP beneficially owned directly 2,288,076 shares of Common Stock, representing 2.8% of the Issuer’s Common Stock, and (ii) BRS beneficially owned directly 11,538,462 shares of Common Stock, representing 14.0% of the Issuer’s Common Stock, altogether representing 16.7% of the Issuer’s Common Stock.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

4.	Bryant R. Riley may beneficially own 13,826,538 shares of Common Stock, representing 16.7% of the Issuer’s Common Stock outstanding and held directly by BRPLP or BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPLP and BRS in each case except to the extent of his pecuniary interest therein.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

 The information with respect to the Investor Rights Agreement in Item 4 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1*	Joint Filing Agreement by and among the Reporting Persons.
2	Investor Rights Agreement, dated June 30, 2021, by and among Synchronoss Technologies, Inc., BRF and BPRI (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2021)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States

Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States

Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States

Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
6/25/2021	Purchase	2,288,076	$2.60	BRC Partners Opportunity Fund, L.P.
6/25/2021	Purchase	11,538,462	$2.60	B. Riley Securities, Inc.